Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Benefit Committee
Noble Energy Thrift and Profit Sharing Plan:

We consent to the incorporation by reference in the Registration Statements (File Nos. 2-66654 and 333-118976) on Form S-8 of Noble Energy, Inc. of our report dated June 23, 2006, relating to the statements of net assets available for benefits of the Noble Energy Thrift and Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 Annual Report of Form 11-K of Noble Energy Thrift and Profit Sharing Plan.

/s/KPMG LLP

Houston, Texas
June 23, 2006